Sylvan

Sylvan Inc. 2001 Annual Report

CORPORATE PROFILE

Sylvan Inc. is a global leader in fungal technology and is the world's largest producer and distributor of spawn, the mushroom equivalent of seed. The company has differentiated its spawn products through state-of-the-art research, disciplined quality assurance procedures, proprietary production technology, and dedicated technical service to mushroom growers. Its products include spawn for the Agaricus, Pleurotus and Shiitake mushrooms and for a variety of other cultivated mushrooms. Sylvan operates ten spawn production facilities – two in the United States, five in Europe, one in Canada, one in South Africa and one in Australia – and distributes its products worldwide.

Sylvan complements its spawn offerings with a selection of related products for mushroom growers, including casing inoculum, nutritional supplements and disease-control agents. The company is a leading U.S. producer of fresh mushrooms at its Quincy Farms facility near Tallahassee, Florida.

Through its Bioproducts Division, Sylvan produces microorganisms on solid substrates for biotechnological applications in other industries – utilizing its proprietary technology and experience.

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER SHARE DATA

	2001	2000	1999
For The Year:			
Net Sales	$ 85,911	$ 85,947	$ 89,841
Operating Income	10,991	11,514	10,556
Net Income	5,829	6,682	6,128
Research and Development	1,721	1,763	1,583
Net Capital Expenditures	8,599	6,104	7,669
Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA)	17,227	17,425	16,900
At Year-end:			
Property, Plant and Equipment, Net	54,276	52,536	54,249
Total Debt	39,685	40,063	43,962
Shareholders' Equity	50,886	49,534	47,224
Earnings Per Share:			
Net Income per Common Share – Basic	$ 1.06	$ 1.18	$ 1.00
Net Income per Common Share – Diluted	1.05	1.18	1.00

TABLE OF CONTENTS

To Our Shareholders

For Sylvan, 2001 was a challenging year. We continued to improve profitability in our Fresh Mushrooms Segment and successfully implemented two satellite mushroom growing facilities. Our European spawn business also performed to our expectations. The improvements in the fresh mushrooms and European spawn operations were, however, more than offset by lower operating income in our North American spawn and bioproducts businesses, resulting in marginally lower operating income for Sylvan.

Spawn Products

Sylvan continues to be the market leader in spawn products in nearly every country where we conduct business. The geographic location of our facilities, our technologically advanced production processes, and the high quality and consistency of our products give us an advantage over our competition. Sylvan's quality control programs and testing procedures provide our customers with the assurance that our products are more reliable than our competitors'.

Sylvan also offers mushroom growers other products, such as disease-control agents and nutritional supplements, which provide the growers with enhanced results and value. Sales of these products have expanded to 17% of Sylvan's total revenue and we expect continued success into the future.

In 2001, we completed the construction of our Canadian spawn plant. This new facility, located in Leamington, Ontario, incorporates all of Sylvan's technological advancements. It serves our customers in eastern Canada and provides our North American operations with additional production capacity.

The North American mushroom industry experienced significant capacity reductions during the year. The United States Department of Agriculture reported an 11% reduction in the growing area planted for the 12-month period ended June 2001. Since then, the trend has continued with the closure of a large U.S. producer and several smaller operations in both the United States and Canada. While the situation reduced Sylvan's available spawn customer base in the region, the company continued to show good results from its new-product initiatives.

Sylvan's overseas spawn operations met our expectations, with the European mushroom industry, as a whole, being strong in 2001. Sylvan realized 4% volume growth in spawn and CI sales; however, the stronger U.S. dollar diminished the sales and operating income contributions to Sylvan.

Quincy Farms

Quincy Farms, our Florida mushroom operation, achieved a 24% year-over-year gain in operating income last year to $2.6 million. Better product quality, higher yields and an increased selling price per pound all combined to produce an improved revenue per square foot planted.

The two new satellite farms, which were completed in the first half of 2001, played a key role in both Quincy's earnings improvement and the production of higher quality mushrooms. Because the satellite farms are small-scale operations, their managers can pay close attention to details that are often overlooked at larger growing operations. These satellites are independently operated with the facilities currently being leased from Quincy. We anticipate selling the first two facilities in 2002. With the addition of the satellites, the main farm at Quincy has reduced square footage planted and has also experienced enhanced quality.

As more satellites are built, Quincy will become a supplier of high-quality spawned compost to the satellite facilities, as well as a producer of fresh mushrooms.

Bioproducts

Our Bioproducts operation finished what can best be described as a transitional year. We completed the renovation of our Kennett Square, Pennsylvania, production facility for bioproducts use and commenced production of our red yeast rice product during the second quarter. However, this decision to move bioproducts production to a larger facility added a higher fixed-cost structure to this operation.

Our largest Bioproducts revenue generator in 2001 remained a specialized variety of mushroom that a Japanese company uses to produce a popular tea marketed in the Far East. Near the end of 2001, we experienced increased competition in the production of this mushroom by China-based companies.

Over the years, we have experienced some good operating results at Bioproducts and some that were not as good. We recognize that Bioproducts is a potential long-term growth opportunity for the company and, therefore, have accepted the ups and downs of this business venture. In 2002, we expect reduced revenue at the same time that we realize a full year of higher overhead costs. We will continue to evaluate the prospects for this business and invest in it appropriately.

Research and Development

In 2001, we committed a larger portion of our research budget to supporting our bioproducts efforts. We completed the expansion of our Pennsylvania research facility in support of this effort and we will continue to use our research capabilities to develop and assess the viability of new products in all areas.

As in the past, our research programs will also focus on maintaining and improving the quality of spawn products and the development of reliable new mushroom strains and other products for mushroom growers. Our research locations on four continents, and our ongoing collaboration with university researchers worldwide, help to provide us with the most up-to-date information to accomplish these goals.

Outlook

We are experiencing another challenging year in 2002. The North American mushroom industry has less square footage planted now than it did in 2001 and the lower tourism levels have reduced total demand. On the positive side, the mushroom farm closures mentioned earlier have resulted in a strengthening of many of the remaining farms and the North American mushroom industry as a whole. Our European spawn operation had solid growth in 2001 and we anticipate a similar performance level in 2002. The satellite concept at Quincy has been successful and we will continue this strategy in 2002 with the construction of two additional satellite facilities. The bioproducts business has experienced decreased sales and we are working to reduce the overall cost structure.

In summary, the crosscurrents of 2001 are flowing into 2002. However, we expect another year of strong cash flow, which should enhance our ability to repurchase Sylvan shares, pay down debt and invest in opportunities for long-term growth.

Dennis C. Zensen
Chairman, President and
Chief Executive Officer

April 4, 2002

RESULTS OF OPERATIONS COMPARISON OF 2001 WITH 2000

NET SALES

Net sales were $85.9 million for both 2001 and 2000. A $1.6 million increase in the Fresh Mushrooms Segment sales was offset by a decrease in the Spawn Products Segment sales. On average, the U.S. dollar was approximately 5% stronger, when measured against the company's applicable foreign currencies, than for 2000. The effect of this strengthening decreased sales and operating income during 2001, as compared with 2000, by approximately $2.7 million and $225,000, respectively. International sales, as a percentage of net sales, were 53% in 2001 and 51% in 2000.

Spawn Products: Net sales of spawn and spawn-related products were $63.6 million, a 3% decrease when compared with the net sales of $65.2 million for 2000. This decrease was due to four offsetting factors. First, sales of disease-control agents and nutritional supplements increased $1.6 million, or 13%, and accounted for 17% of Sylvan's consolidated net sales. Second, spawn product sales volume decreased 4%, with a 16% decrease in the Americas, countered by a 4% increase in overseas markets. Most of the volume decrease in the Americas related to changing market conditions in the mushroom industry. Third, foreign currency translation fluctuations had the effect of reducing sales on a year-over-year comparison by $2.7 million. Fourth, the effect of 2001 local market price increases in international locations was approximately $1.2 million.

On August 17, 2001, the U.S. Department of Agriculture released its annual statistical report on mushrooms covering the fiscal year July 2000 through June 2001. The Department reported an 11% reduction in the amount of Agaricus growing area planted. This reduction, combined with additional farm closings in the third and fourth quarters of 2001, decreased Sylvan's available market in the United States by approximately 15%. The J.B. Swayne customer base, which was acquired in November 1999, has been substantially unaffected. Sylvan experienced additional price and payment-term competition in the United States during the second half of 2001.

The overseas U.S. dollar equivalent selling price was 4% lower during 2001, as compared with 2000, due to the strengthening of the U.S. dollar. The selling price in the Americas decreased by less than 1%.

Fresh Mushrooms: Net sales of fresh mushrooms increased 7% during 2001 to $23.6 million, as compared with $22.0 million for 2000. This increase was due to a 3% increase in the number of pounds sold and a 1% higher selling price per pound. Quincy Farms experienced an increase in its yield per square foot and an improvement in the quality of its mushrooms. The first two satellite farms, which commenced operations during the second quarter of 2001, purchased $0.7 million of ready-to-grow mushroom trays and sold approximately $1.3 million of high-quality mushrooms to Quincy for immediate resale to its third-party marketer.

The southeastern United States, the market for Quincy's production, experienced lower demand for fresh mushrooms by restaurants, convention centers and other components of the food service industry after September 11, 2001. As a result, Quincy's average selling price per pound decreased approximately 4% from pre-September 11 pricing.

COST OF SALES

The company's cost of sales, expressed as a percentage of net sales, was 58.0% for 2001 and 55.8% for 2000. Improved margins in the Fresh Mushrooms Segment were more than offset by lower margins in the Spawn Products Segment.

Spawn Products: The cost of sales, as a percentage of net sales, was 53.2% for 2001, as compared with 50.5% for 2000. The increase was due to two factors. First, spawn production in the Americas during 2001 was 13.3% lower than for 2000, spreading costs that are primarily fixed in nature over fewer units. Second, the company generated sales increases of disease-control agents and nutritional supplements, which have a lower margin than mushroom spawn. The overall discard rate for spawn production was 5.8% in both 2001 and 2000.

Fresh Mushrooms: The cost of sales percentage was 67.7% for 2001 and 68.1% for 2000. Quincy improved yield efficiencies, spreading growing area costs that are primarily fixed in nature over more pounds. In addition, the sale of ready-to-grow mushroom trays to the satellite farms contributed to the improved financial performance.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses decreased to $18.0 million, or 21.0% of net sales, as compared with $19.5 million, or 22.7%, for 2000. Approximately $0.4 million of this decrease related to three nonrecurring items recorded in the Spawn Products Segment during the first quarter of 2000. The strengthening of the U.S. dollar had the effect of decreasing selling and administrative expenses by $0.4 million during 2001, as compared with 2000. The remaining decrease of $0.7 million in selling and administrative expenses, for 2001 versus 2000, was the result of a reduction in general administrative expenditures, some of which related to the incorporation of the Swayne acquisition into Sylvan's North American spawn operations. The company recorded $0.6 million of net periodic benefit income during 2001 from a pension plan of a former subsidiary.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses decreased 2% in 2001 to $1.7 million, when compared with $1.8 million in 2000.

DEPRECIATION EXPENSE

Depreciation expense was $5.4 million in 2001, an increase of 3% over the $5.2 million reported for 2000. This increase resulted from new capital assets placed into service.

INTEREST EXPENSE

Net interest expense for 2001 was $2.5 million, virtually equal to the interest expense for 2000. The effective interest rate for 2001 was 6.7%, as compared with 6.9% for 2000. During 2001, the company recorded interest expense of $132,000 related to SFAS No. 133. The effective borrowing rate for 2001, excluding the effect of SFAS No. 133, was 6.3%. During 2001, the company had variable-to-fixed interest rate swaps in place to manage interest rate risk that increased the average borrowing rate 0.61%. During 2000, swaps decreased the average borrowing rate 0.45%.

INCOME TAX EXPENSE

The company's overall effective tax rate for 2001 was 29.5%. In 2000, the company reported an overall effective tax rate of 22%. Excluding the benefit of a net operating loss carryforward recorded from a merger of two subsidiaries, the rate for 2000 was 28%. This higher effective tax rate for 2001 was the result of a larger portion of the company's taxable income being derived from higher tax-rate jurisdictions. Sylvan expects a higher effective tax rate for 2002.

RESULTS OF OPERATIONS COMPARISON OF 2000 WITH 1999

NET SALES

Net sales for 2000 were $85.9 million, a 4% decrease when compared with 1999 net sales of $89.8 million. This $3.9 million change was the result of increased spawn and spawn-related product sales, net of international currency translation fluctuations, and operational changes in the Fresh Mushrooms Segment. International sales, as a percentage of net sales, decreased to 51% in 2000, as compared with 52% for 1999. During 2000, the U.S. dollar strengthened 14%, on average, against the company's major foreign trading currencies. This had the effect of reducing net sales by $8.0 million, operating income by $0.9 million and the diluted earnings per share by approximately eleven cents.

Spawn Products: Net sales of spawn and spawn-related products were $65.2 million in 2000, a 5% increase when compared with net sales of $61.9 million for 1999. Excluding the effect of the strengthened U.S. dollar during 2000, the Spawn Products Segment sales increased 19% during the year. Overall, spawn product sales volume increased 15%, with a 33% increase in the Americas, primarily due to the November 1999 Swayne acquisition, and a 5% increase in overseas markets. The overseas U.S. dollar equivalent selling price was 13% lower, primarily due to the strengthening of the U.S. dollar. The average selling price in the Americas was 4% lower than in 1999 due to the inclusion of the sales of the J.B. Swayne Spawn Company, which had an overall lower pricing structure. In addition, consolidation of the mushroom industry, as evidenced by the acquisition of Vlasic Farms by a Canadian company and the formation of regional marketing alliances, has generated increased volume discounts, resulting in a lower average net selling price. Sales of disease-control agents and nutritional supplements increased 10%, accounting for 15% and 13% of consolidated net sales for 2000 and 1999, respectively.

Fresh Mushrooms: Net sales of fresh mushrooms decreased during 2000 by 24% to $22.0 million. This decrease was due to two offsetting factors. First, marketing changes occurred within the Fresh Mushrooms Segment beginning in January 2000. On January 14, 2000, Quincy entered into a marketing contract to sell all of its mushrooms directly from its harvesting area to a third party, which then packages and distributes the mushrooms on its own behalf. Since Quincy no longer performs value-added commercial enhancements, such as slicing and packaging, and does not distribute its products to wholesalers and retailers, it receives a lower price per pound for mushrooms sold. This new structure resulted in an $8.8 million decrease in sales. Second, during 2000 Quincy experienced improved production yields when compared with 1999, which provided an increase of 8% in the number of pounds sold. After adjusting for the effect of the marketing change, Quincy's sales would have increased by $1.7 million.

The United States Department of Agriculture reported little change in fresh mushroom sales in the United States for the 1999-2000 season, reflecting a 2% increase in pounds sold and a 1% decrease in the average selling price. The USDA crop reports also indicated that sales of processed mushrooms decreased 3% in the 1999-2000 period over the 1998-1999 period.

COST OF SALES

The company's cost of sales, expressed as a percentage of net sales, was 55.8% for 2000 and 58.7% for 1999. Increased production efficiencies were realized in the Fresh Mushrooms Segment, on a year-versus-year basis, due to higher production yields and the new marketing contract.

Spawn Products: The cost of sales, as a percentage of net sales, was 50.5% for 2000, as compared with 49.7% for 1999. The increase was due to two factors. First, the Swayne spawn production facility, which was acquired on November 30, 1999, was operational during all of 2000 versus one month in 1999. The production method at this facility had a much higher cost structure due to a more labor-intensive process. Second, the higher proportion of nutritional supplement and disease-control agent sales has a higher cost of sales percentage than spawn products. During 2000, the overall discard rate for spawn production was 5.8%, as compared with 6.0% for 1999.

Fresh Mushrooms: The cost of sales percentage was 68.1% for 2000 and 75.2% for 1999. Under the marketing contract, mushrooms are sold directly from the harvesting area; therefore, Quincy is no longer performing commercial enhancement and distribution activities. Quincy also had improved yield efficiencies, spreading a growing area cost structure that is primarily fixed in nature over more pounds.

SELLING AND ADMINISTRATIVE EXPENSES

Selling and administrative expenses, as a percentage of net sales, were 22.7% and 21.7% for 2000 and 1999, respectively. Most of this increase was related to three items recorded in the Spawn Products Segment during the first quarter of 2000: a write-off of pre-construction costs associated with scope revisions and a management change in the company's Hungarian composting project ($0.2 million), a loss on the sale of a small mushroom farm ($0.1 million) that was acquired as part of the May 1998 purchase of International Mushrooms Ltd., and a nonrecurring expense ($0.1 million) for non-income-related taxes. In addition, ongoing costs were incurred by operating the sales and administrative facilities of Swayne, which was acquired in November 1999. The company recorded $0.6 million of net periodic benefit income during 2000 from a pension plan of a former subsidiary.

The Fresh Mushrooms Segment realized annual cost savings of $0.8 million related to wages, employee benefits, and general building overhead that were assumed by an outside party under the terms of the marketing contract.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses increased 11% in 2000 to $1.8 million, when compared with $1.6 million in 1999. Sylvan intends to devote a larger portion of its research and development expenditures to its Bioproducts operation in 2001.

DEPRECIATION EXPENSE

Depreciation expense was $5.2 million in 2000, a 5% decrease over the $5.5 million reported for 1999. This change was primarily due to the strengthening of the U.S. dollar, which had the effect of decreasing depreciation expense by $0.3 million.

INTEREST EXPENSE

Net interest expense for 2000 was $2.5 million, as compared with $2.2 million for 1999. The increase resulted from higher interest rates and higher average borrowings for 2000. The average effective borrowing rate for 2000 was 6.9%, as compared with 6.4% for 1999.

OTHER INCOME (EXPENSE)

The company reported a net $0.2 million other expense total for 2000. Most of this expense was related to foreign exchange losses on cross-currency intercompany transactions.

INCOME TAX EXPENSE

The company's overall effective tax rate for 2000 was 22%. This rate included the $0.5 million net operating loss carryforward benefit from the merger of two subsidiaries.

Excluding the effect of this benefit, the company's effective tax rate for 2000 was 28%, as compared with 26% for 1999. A higher effective tax rate is expected for 2001 as a result of a larger portion of the company's taxable income being derived from higher tax-rate jurisdictions.

LIQUIDITY AND CAPITAL RESOURCES

Sylvan evaluates its liquidity and capital resources position by comparing its investment opportunities with its cash position, operating cash flow trends and credit availability. Available credit under the company's $55.0 million revolving credit agreement was $18.9 million as of December 30, 2001. The agreement provides for a reduction of the total credit amount over a six-year period, with the first reduction to $50.0 million effective August 6, 2003.

Net cash provided by operating activities was $10.7 million in 2001, as compared with $9.7 million in 2000 and $13.0 million in 1999. The 2000 cash flows were lower than in a typical year due to the timing of $1.0 million of construction invoice payments. The unusually high 1999 cash flows included tax refunds received from several jurisdictions, changes in the funding of certain employee benefits and delayed construction payments pending final work to be completed to Sylvan's satisfaction.

Approximately $0.6 million of the $0.8 million cash flow used by trade accounts receivable in 2001 related to the Americas' spawn operations. In response to a competitor offering extended payment terms, customers began to take longer to pay their invoices.

Cash used by investing activities was $8.7 million for 2001, as compared with $6.2 million and $12.2 million during 2000 and 1999, respectively. The higher 1999 level resulted from the expenditure of $4.6 million for the Swayne acquisition. Capital expenditures, net of proceeds from the sale of assets, totaled $8.6 million in 2001, $6.1 million in 2000 and $7.7 million in 1999. Most of the increase in capital expenditures between 2001 and 2000 was related to two business-growth projects: the satellite farms ($1.4 million) and the Canadian spawn plant ($2.3 million). Maintenance capital for 2001 was $4.1 million.

Net capital expenditures in 2002 are expected to total between $4.0 million and $6.0 million for existing operations, with additional expenditures as may be required for acquisitions or new initiatives.

During 2001, cash of $1.8 million was used in financing activities, as compared with $5.2 million used in financing activities and $1.4 million provided by financing activities during 2000 and 1999, respectively. During 2001, the company purchased 107,271 shares of Sylvan stock at an average price of $11.37 per share. By comparison, 215,235 and 716,900 shares were purchased at average prices of $9.37 and $10.95 during 2000 and 1999, respectively. Management expects to continue the purchase program during 2002, subject to price and share availability conditions that make such purchases financially beneficial and appropriate.

Term debt and revolving credit obligations decreased by $0.7 million in 2001, compared with a decrease of $3.3 million in 2000 and an increase of $8.9 million in 1999. The decrease in

2001 primarily related to foreign currency translation reductions, while the decrease in 2000 primarily related to the positive cash flows of operations in excess of capital additions and Sylvan share purchases. Most of the increase in 1999 related to the acquisition of Swayne and the purchase of Sylvan stock, offset by the positive cash flow of operations after capital additions. The company routinely assesses its requirements for additional capital investments as it experiences continued growth in its operations. The revolving credit facility and net operating cash flows are expected to provide sufficient funding for projected 2002 expenditures.

Sylvan has never paid cash dividends and currently has a policy of retaining its earnings to fund operations, expansion and the purchase of treasury shares. The company's revolving credit agreement contains financial covenants that permit, but limit, the payment of dividends by Sylvan.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates amortization of goodwill and amortization of indefinitely lived intangible assets and provides for impairment tests to be performed at least annually. Sylvan adopted this pronouncement on December 31, 2001, which was the first day of Sylvan's 2002 fiscal year. During January 2002, the company retained a professional services firm to complete the initial assessment to test for transitional goodwill impairment. Management does not believe that an initial impairment loss will result. In compliance with SFAS No. 142, the first step of this assessment will be completed by June 30, 2002. During the year ended December 30, 2001, the company recorded goodwill amortization of approximately $0.5 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Sylvan adopted this pronouncement on December 31, 2001. The adoption of this pronouncement did not have a material impact on the company.

EURO CURRENCY

A single currency, the euro, was introduced in Europe on January 1, 1999. Of the 15 member countries of the European Union, 11 agreed to adopt it as their legal currency on that date. Fixed conversion rates between the existing currencies of these 11 countries and the euro were established as of that date. The final conversion to the euro on January 1, 2002 did not have a material impact on Sylvan's business or financial condition.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS

From time to time in this annual report (including Mr. Zensen's letter), references are made to expectations regarding Sylvan's future financial performance, such as the impact of competition in our spawn products markets, effective tax rate increases, the continuation of the company's share purchase program, capital expenditures, and the cash flows from operations and bank borrowings. Events could turn out to be significantly different from what is expected. The following factors, among others, in some cases have affected and in the future could affect the company's financial performance and could cause actual results to differ materially from those expressed or implied in such forward-looking statements:

- pricing or product initiatives of the company's competitors;
- changes in exchange risks with respect to currencies used in the company's markets;
- the loss of key executives or other employees of the company;
- failure to achieve production yield and quality expectations;
- the loss of a major customer;
- changes in a specific country's or region's political or economic conditions; and
- acts of terrorism or war or concerns of the public about such acts or threats of such acts.

Consolidated Balance Sheets

Sylvan Inc. and Subsidiaries

ASSETS

IN THOUSANDS

	DEC. 30, 2001	DEC. 31, 2000
Current Assets:		
Cash and cash equivalents	$ 5,072	$ 5,371
Trade accounts receivable, net of allowance for doubtful accounts of $440 and $497, respectively	13,133	12,740
Inventories	10,119	10,398
Prepaid income taxes and other expenses	1,437	1,420
Other current assets	4,206	1,634
TOTAL CURRENT ASSETS	33,967	31,563
Property, Plant and Equipment:		
Land and improvements	3,711	3,693
Buildings	38,021	35,540
Equipment	51,014	48,072
	92,746	87,305
Less-Accumulated depreciation	(38,470)	(34,769)
TOTAL PROPERTY, PLANT AND EQUIPMENT, NET	54,276	52,536
INTANGIBLE ASSETS, net of accumulated amortization of $4,078 and $3,404, respectively	11,036	11,899
OTHER ASSETS, net of accumulated amortization of $491 and $407, respectively	7,811	9,776
TOTAL ASSETS	**$ 107,090**	**$ 105,774**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets

Sylvan Inc. and Subsidiaries

LIABILITIES AND SHAREHOLDERS' EQUITY

IN THOUSANDS EXCEPT SHARE DATA

	Dec. 30, 2001	Dec. 31, 2000
Current Liabilities:		
Current portion of long-term debt	$ 2,430	$ 192
Accounts payable – trade	3,833	4,108
Accrued salaries, wages and employee benefits	2,635	2,653
Other accrued liabilities	905	896
Income taxes payable	942	690
TOTAL CURRENT LIABILITIES	10,745	8,539
LONG-TERM AND REVOLVING-TERM DEBT	37,255	39,871
Other Long-Term Liabilities:		
Other employee benefits	1,362	1,056
Other	5,162	5,215
TOTAL OTHER LONG-TERM LIABILITIES	6,524	6,271
MINORITY INTEREST	1,680	1,559
Shareholders' Equity:		
Common stock, voting, par value $.001, 10,000,000 shares authorized, 6,694,272 and 6,681,601 shares issued in 2001 and 2000, respectively	7	7
Additional paid-in capital	17,055	16,885
Retained earnings	60,296	54,467
Less-Treasury stock, at cost, 1,263,953 and 1,156,682 shares in 2001 and 2000, respectively	(13,136)	(11,917)
	64,222	59,442
Accumulated other comprehensive income	(13,336)	(9,908)
TOTAL SHAREHOLDERS' EQUITY	50,886	49,534
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 107,090**	**$ 105,774**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Income

Sylvan Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARE DATA

	2001	2000	1999
NET SALES	$ 85,911	$ 85,947	$ 89,841
Operating Costs and Expenses:			
Cost of sales	49,818	47,937	52,722
Selling and administrative	18,006	19,500	19,474
Research and development	1,721	1,763	1,583
Depreciation	5,375	5,233	5,506
	74,920	74,433	79,285
OPERATING INCOME	10,991	11,514	10,556
INTEREST EXPENSE, NET	2,532	2,529	2,231
OTHER INCOME (EXPENSE)	(19)	(155)	(1)
INCOME BEFORE INCOME TAXES	8,440	8,830	8,324
Provision for Income Taxes:			
Current	2,216	2,206	1,823
Deferred	274	(226)	308
	2,490	1,980	2,131
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	5,950	6,850	6,193
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	121	168	65
NET INCOME	**$ 5,829**	**$ 6,682**	**$ 6,128**
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	**5,500,799**	**5,658,860**	**6,112,007**
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES	**5,551,673**	**5,665,974**	**6,130,694**
NET INCOME PER SHARE – BASIC	**$ 1.06**	**$ 1.18**	**$ 1.00**
NET INCOME PER SHARE – DILUTED	**$ 1.05**	**$ 1.18**	**$ 1.00**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Changes in Shareholders' Equity

Sylvan Inc. and Subsidiaries

IN THOUSANDS EXCEPT SHARE DATA

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income	Total Shareholders' Equity
BALANCE, Jan. 3, 1999	$ 7	$ 16,443	$ 41,657	$ (2,318)	$ (5,525)	$ 50,264
Net income	-	-	6,128	-	-	6,128
Foreign currency translation adjustment	-	-	-	-	(5,081)	(5,081)
Minimum pension liability adjustment	-	-	-	-	3,403	3,403
Comprehensive income						4,450
Exercise of 34,400 stock options, net of tax	-	358	-	-	-	358
Purchase of treasury stock	-	-	-	(7,848)	-	(7,848)
BALANCE, Jan. 2, 2000	7	16,801	47,785	(10,166)	(7,203)	47,224
Net income	-	-	6,682	-	-	6,682
Foreign currency translation adjustment	-	-	-	-	(2,705)	(2,705)
Comprehensive income						3,977
Exercise of 10,000 stock options and compensation expense, net of tax	-	104	-	53	-	157
Purchase of treasury stock	-	-	-	(2,017)	-	(2,017)
Issuance of treasury stock	-	(20)	-	213	-	193
BALANCE, Dec. 31, 2000	7	16,885	54,467	(11,917)	(9,908)	49,534
Net income	-	-	5,829	-	-	5,829
Foreign currency translation adjustment	-	-	-	-	(3,092)	(3,092)
Unrealized losses on derivatives designated and qualified as cash flow hedges, net of tax	-	-	-	-	(336)	(336)
Comprehensive income						2,401
Exercise of 12,671 stock options and compensation expense, net of tax	-	170	-	-	-	170
Purchase of treasury stock	-	-	-	(1,219)	-	(1,219)
BALANCE, Dec. 30, 2001	**$ 7**	**$ 17,055**	**$ 60,296**	**$ (13,136)**	**$ (13,336)**	**$ 50,886**

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Sylvan Inc. and Subsidiaries

IN THOUSANDS	2001	2000	1999
CASH FLOWS FROM OPERATIONS:			
Net income	$ 5,829	$ 6,682	$ 6,128
Adjustments to reconcile net income to net cash provided by operations:			
Depreciation and amortization	6,114	5,998	6,226
Employee benefits	373	(193)	706
Trade accounts receivable	(753)	(183)	(248)
Inventories	1	(697)	(562)
Prepaid expenses and other assets	(852)	(900)	(427)
Accounts payable, accrued expenses and other liabilities	(35)	(1,072)	(860)
Minority interest	157	319	111
Other	(155)	(212)	1,879
NET CASH PROVIDED BY OPERATIONS	10,679	9,742	12,953
CASH FLOWS FROM INVESTING:			
Expenditures for property, plant and equipment	(8,744)	(7,012)	(7,813)
Proceeds from sale of fixed assets	145	908	144
Payment for acquisition, net of cash acquired	-	-	(4,574)
Earn-out payment on prior period acquisition	(125)	(125)	-
NET CASH USED IN INVESTING	(8,724)	(6,229)	(12,243)
CASH FLOWS FROM FINANCING:			
Principal payments on long-term debt	(285)	(72)	(823)
Proceeds from long-term debt borrowings	49	172	-
Net (repayments) borrowings under revolving credit loan	(509)	(3,350)	9,756
Proceeds from exercise of stock options	134	87	293
Purchase of treasury shares	(1,219)	(2,017)	(7,848)
NET CASH (USED IN) PROVIDED BY FINANCING	(1,830)	(5,180)	1,378
EFFECT OF EXCHANGE RATES ON CASH	(424)	(563)	(984)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(299)	(2,230)	1,104
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	5,371	7,601	6,497
CASH AND CASH EQUIVALENTS, END OF PERIOD	**$ 5,072**	**$ 5,371**	**$ 7,601**
Supplemental Disclosure of Cash Flow Data:			
Interest paid	$ 2,402	$ 2,651	$ 2,429
Income taxes paid	2,394	2,153	1,190
Supplemental Schedule of Noncash Investing and Financial Activities:			
Acquisition of Businesses:			
Fair value of assets acquired	$ -	$ -	$ 4,879
Cash paid for assets or capital stock	-	-	(4,574)
LIABILITIES ASSUMED	**$ -**	**$ -**	**$ 305**

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Accounting Period
The company maintains its accounting records on a 52-53 week fiscal year ending the Sunday nearest December 31. The 2001, 2000 and 1999 fiscal years were 52 weeks.

Principles of Consolidation
The accounts of majority-owned or controlled subsidiaries are included in the company's statements only for the period subsequent to their acquisition. All material intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
All cash equivalents are stated at cost, which approximates market. The company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. In addition, the company maintains a French-franc denominated cash balance of approximately FF16.2 million ($2.2 million) with a U.S. bank in support of a loan advanced by a European bank. This balance is reported under "Other Current Assets" and "Other Assets" in the accompanying consolidated balance sheets as of December 30, 2001 and December 31, 2000, respectively.

Inventories
Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment
The company's property, plant and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives.

Upon disposal of property items, the asset and related accumulated depreciation accounts are relieved of the amounts recorded therein for such items and any resulting gain or loss is reflected in income.

For financial reporting purposes, the company considers its depreciable assets to have the following useful lives:

Land improvements	10-20 years
Buildings	30-40 years
Equipment	2-15 years

The company owns two satellite mushroom growing facilities, which have an aggregate cost of $1.4 million and accumulated depreciation of $38,000, based on a 20-year estimated useful life. Each of the facilities is leased to an unrelated third party for $100,000 per year. The leases have an initial one-year term and may be extended for an additional five years. The lessees have the right to purchase the satellite assets at Sylvan's original cost of construction after the completion of the first year's lease term.

Research and Development

Research and development costs are expensed as incurred.

Revenue Recognition

The company recognizes revenue when the title and risk of loss of the goods sold pass to the customer.

Earnings Per Common Share

Earnings per share were calculated using the weighted average number of shares outstanding during the period and including the effect of stock options outstanding.

The following table reflects the calculation of earnings per share:

IN THOUSANDS EXCEPT SHARE DATA

	YEAR ENDED		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Basic Earnings Per Share:			
Net income	$ 5,829	$ 6,682	$ 6,128
Average shares outstanding	5,500,799	5,658,860	6,112,007
Earnings per share	$ 1.06	$ 1.18	$ 1.00
Diluted Earnings Per Share:			
Net income	$ 5,829	$ 6,682	$ 6,128
Average shares outstanding	5,500,799	5,658,860	6,112,007
Effect of stock options	50,874	7,114	18,687
Diluted average shares outstanding	5,551,673	5,665,974	6,130,694
Earnings per share	$ 1.05	$ 1.18	$ 1.00

Options to purchase approximately 305,000, 638,000 and 570,000 shares of common stock for the fiscal years ended 2001, 2000 and 1999, respectively, were outstanding, but were not included in the computation of diluted earnings per share because the options' exercise prices were greater than the average market price of the company's common shares for the respective years.

Foreign Currency Translation

The financial statements of all foreign operations are translated using the standards established by Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation." Assets and liabilities of non-U.S. operations are translated into U.S. dollars using year-end exchange rates, while revenues and expenses are translated at the average exchange rates for the year. The resulting net translation adjustments are recorded as a separate component of shareholders' equity. Transaction gains and losses are reflected in income.

Foreign Currency Exchange Risk Management

The company evaluates and hedges foreign currency exchange risk exposure on a transaction-by-transaction basis. As of December 30, 2001, the company had no outstanding foreign currency exchange contracts.

Interest Rate Risk Management

The company uses interest rate swap agreements to convert a portion of its floating rate debt to a fixed-rate basis, thus reducing the impact of interest rate changes on future results. The company has these agreements with its banks as counterparties. The agreements replace the floating (euro rate) LIBOR basis with a 90-day fixed LIBOR basis as described in the table below. At the end of each 90-day period, the company and its counterparties make appropriate payments to settle the difference between the floating rate LIBOR and the fixed rate LIBOR. When the floating rate LIBOR exceeds the fixed rate LIBOR at the beginning of a 90-day term, the counterparties will pay the difference between the rates for the appropriate notional amount to the company. Conversely, when the fixed rate exceeds the floating rate, the company will pay its counterparties. Amounts receivable or payable under these swap agreements are recorded as an adjustment to interest expense. The company's contractual swap agreements as of December 30, 2001 are as follows:

NOTIONAL AMOUNT	EFFECTIVE DATE	EXPIRATION DATE	FAIR MARKET VALUE	FIXED RATE	LIBOR MAXIMUM RATE
$ 10,000,000	February 25, 2000	August 25, 2007	$ (443,238)	5.48%	7.00%
5,000,000	October 4, 1999	October 4, 2002	(140,074)	5.02%	-

Additionally, the counterparty to the $5 million swap presented above has the ability to extend the swap on October 4, 2002 for an additional one-year period. The fair market value of this swaption as of December 30, 2001 was ($57,790).

On January 1, 2001, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was adopted by the company, resulting in the recording of current assets of $68,000, long-term assets of $272,000, current liabilities of $66,000, long-term liabilities of $190,000 and a decrease in accumulated other comprehensive income of $56,000.

Floating-to-fixed interest rate swap agreements, designated as cash flow hedges, hedge the company's floating rate debt and mature at various times through August 2007. The fair value of these contracts, as determined by the counterparties, is recorded in the balance sheet, with the offset to accumulated other comprehensive loss, net of tax. The company expects to expense $36,000 in 2002 related to these derivative instruments, based on interest rates at December 30, 2001.

Fair Value of Financial Instruments

Fair value is defined as the amount at which the instruments could be exchanged in a transaction between willing parties. The carrying amount of cash and cash equivalents approximates fair value because of the short maturity of these instruments. Additionally, interest rate swaps are recorded at fair value in accordance with SFAS No. 133.

Valuations for long-term debt are determined based on borrowing rates currently available to the company for loans with similar terms, currencies and maturities and were as follows:

IN THOUSANDS	DEC. 30, 2001		DEC. 31, 2000	
Fair value	$	39,162	$	39,506
Carrying amount		39,685		40,063

The company's financial instruments are not held for trading purposes.

Comprehensive Income

The components of accumulated other comprehensive income consisted of the following:

IN THOUSANDS	DEC. 30, 2001		DEC. 31, 2000	
Foreign currency translation adjustments	$	(13,000)	$	(9,908)
Unrealized losses on derivatives and qualified cash flow hedges, net of tax		(336)		-
Total accumulated other comprehensive income	$	(13,336)	$	(9,908)

Intangible Assets

Intangible assets consist of the excess of cost over net assets of acquired companies and are being amortized over 30 years or less. Subsequent to its acquisitions, the company continually evaluates whether later events and circumstances have occurred that indicate that the remaining estimated useful life of intangible assets may warrant revision, or that the remaining balance of intangible assets may not be recoverable. The company's evaluations have not resulted in any revision to intangible assets or their related amortization periods.

Recent Pronouncements

In July 2001, the Financial Accounting Standards Board issued SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 eliminates amortization of goodwill and amortization of indefinitely-lived intangible assets and provides for impairment tests to be performed at least annually. Sylvan adopted this pronouncement on December 31, 2001, which was the first day of Sylvan's 2002 fiscal year. During January 2002, the company retained a professional services firm to complete the initial assessment to test for transitional goodwill impairment. Management does not believe that an initial impairment loss will result. In compliance with SFAS No. 142, the first step of this assessment will be completed by June 30, 2002. During the year ended December 30, 2001, the company recorded goodwill amortization of approximately $0.5 million.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Under its provisions, all tangible long-lived assets, whether to be held and used or to be disposed of by sale or other means, will be tested for recoverability whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Sylvan adopted this pronouncement on December 31, 2001. The adoption of this pronouncement did not have a material impact on the company.

Reclassifications

Certain reclassifications have been made to the prior-year financial statements to be consistent with the current-year presentation.

2. ACQUISITIONS:

In November 1999, the company acquired most of the assets of the J.B. Swayne Spawn Company of Kennett Square, Pennsylvania, a modern production facility that distributed its product within North America. The purchase price, after two contingent consideration payments of $125,000, was $4.8 million. This acquisition has been accounted for as a purchase transaction in accordance with APB No. 16. As a result of the two contingent payments and the completion of the final purchase allocations, the purchase price exceeded the fair value of the net assets acquired by $1.5 million. Had the acquisition taken place at the beginning of 1999, the pro forma impact on sales, net income and diluted earnings per share would not have been materially different from the amounts reported.

3. INVENTORIES:

Inventories are summarized as follows:

IN THOUSANDS

	DEC. 30, 2001	DEC. 31, 2000
Growing crops and compost material	$ 5,466	$ 5,521
Stores and other supplies	1,493	1,410
Finished products	3,160	3,467
	$ 10,119	**$ 10,398**

4. LONG-TERM DEBT, BORROWING AND LEASE ARRANGEMENTS:

The company has a Revolving Credit Agreement with two commercial banks, dated August 6, 1998. It provides for revolving credit loans on which the aggregate outstanding balance available to the company may not initially exceed $55.0 million. The average borrowings under this agreement were $37.3 million during 2001. The maximum aggregate outstanding balance will decline over the life of the agreement as follows:

PERIOD BEGINNING	MAXIMUM AGGREGATE OUTSTANDING BALANCE
August 6, 2003	$ 50.0 million
August 6, 2004	45.0 million

Outstanding borrowings under the agreement bear interest at either the Prime Rate or LIBOR (plus an applicable margin), at the company's option. On December 30, 2001, the company had outstanding borrowings under the agreement of $36.1 million. The revolving credit loans mature on August 5, 2005. The company intends to extend the terms of the revolving credit agreement or secure a similar arrangement through August 2007, which is concurrent with the expiration date of the longest-term interest rate swap.

The agreement provides for the maintenance of various financial covenants and includes limitations as to incurring additional indebtedness and the granting of security interests to third parties. Obligations under the agreement are guaranteed by certain wholly owned subsidiaries of the company.

In 1995, the company obtained Dutch guilder financing for the acquisition of plant and machinery in the Netherlands. As of December 30, 2001, approximately $0.7 million was outstanding on this loan, which has a term of 15 years and a fixed rate of interest of 6.2%. The company has granted a security interest over certain Dutch assets to secure these borrowings.

The company has a French-franc denominated loan of FF16.2 million ($2.2 million). Interest is payable based on a formula that utilizes a Paris Interbank Offer Rate plus an applicable margin. Repayment was due in January 2002. As of December 30, 2001, the loan was supported by a compensating cash balance maintained at a U.S. bank.

The company incurred approximately $2.6 million in gross interest expense during 2001, including $132,000 of interest charges related to interest hedges accounted for under SFAS No. 133. The weighted average interest rate was 6.7%. The contractual principal payments due under the company's loan agreements are as follows:

IN THOUSANDS

2002	$	2,430
2003		168
2004		66
2005		36,521
2006		53
Thereafter		447
TOTAL	**$**	**39,685**

The company has entered into various noncancelable operating leases expiring at various dates through August 31, 2005, primarily for production and office space. During the years ended December 30, 2001, December 31, 2000 and January 2, 2000, rental expense included in the statements of income was $590,000, $567,000, and $432,000, respectively.

Future minimum lease commitments for all noncancelable leases are as follows:

IN THOUSANDS

2002	$	461
2003		121
2004		92
2005		44
2006		-
Thereafter		-
TOTAL	**$**	**718**

5. ACCRUED SALARIES, WAGES AND EMPLOYEE BENEFITS:

Accrued salaries, wages and employee benefits were composed of the following:

IN THOUSANDS

	DEC. 30, 2001	DEC. 31, 2000
Accrued compensation	$ 2,030	$ 1,798
Accrued vacation	533	648
Other	72	207
TOTAL	**$ 2,635**	**$ 2,653**

6. INCOME TAXES:

The company files a consolidated U.S. federal income tax return with its wholly owned U.S. subsidiaries. The company does not provide for federal income taxes on unremitted earnings of non-U.S. subsidiaries.

The amounts of income before income taxes attributable to domestic and foreign operations were as follows:

IN THOUSANDS

	YEAR ENDED		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Domestic	$ 3,405	$ 3,308	$ 1,992
Foreign	5,035	5,522	6,332
TOTAL	**$ 8,440**	**$ 8,830**	**$ 8,324**

The provision (benefit) for income taxes consisted of the following:

IN THOUSANDS

	YEAR ENDED		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Current:			
Federal	$ 970	$ 861	$ 388
State	23	(78)	(112)
Foreign	1,223	1,423	1,547
Deferred	192	266	407
Change in Valuation Allowance	82	(492)	(99)
	$ 2,490	**$ 1,980**	**$ 2,131**

A reconciliation between income taxes computed by applying the statutory U.S. federal income tax rate to income before income taxes and the actual provision for income taxes is as follows:

IN THOUSANDS

	YEAR ENDED		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Income tax at U.S. federal statutory rate	$ 2,869	$ 3,002	$ 2,830
State income taxes, net of federal income tax benefit	37	(5)	(74)
Foreign taxes at rates other than effective U.S. rates	(488)	(462)	(471)
Net (permanent benefits) nondeductible charges	(24)	(67)	(34)
Change in tax valuation allowance	82	(492)	(99)
Other, net	14	4	(21)
TOTAL PROVISION FOR INCOME TAXES	**$ 2,490**	**$ 1,980**	**$ 2,131**

Temporary differences which generate significant portions of the company's deferred tax assets and liabilities as of December 30, 2001 and December 31, 2000 were as follows:

IN THOUSANDS

	DEC. 30, 2001	DEC. 31, 2000
Postretirement benefits other than pensions	$ (344)	$ (371)
Depreciation	3,407	3,522
Prepaid pension asset	2,213	2,007
Net operating loss carryforwards	(2,285)	(2,035)
Other, net	(247)	(489)
Total	2,744	2,634
Less-Valuation allowance	1,452	1,370
NET DEFERRED TAX LIABILITIES	**$ 4,196**	**$ 4,004**

Included in net deferred tax liabilities at December 30, 2001 are unrealized tax benefits amounting to $2.3 million related to net operating loss carryforwards. The realization of these tax benefits is contingent on future taxable net income being generated by certain foreign and domestic operations. A $0.5 million state tax benefit resulted from the merger of two of the company's subsidiaries in the fourth quarter of 2000. The life of the carryforwards is determined by various foreign and state taxation jurisdictions. Approximately $0.4 million of the net operating losses has an indefinite carryforward period. The remaining $1.9 million of net operating losses will expire between 2002 and 2016. The company has recognized a valuation allowance that reduces the carrying value of unrealized net deferred tax benefits relating to net operating loss carryforwards to offset the deferred tax benefits that may not be realized.

7. STOCK OPTIONS:

In June 1991, the shareholders approved a stock option plan (the 1990 Plan) for employees and others who perform substantial services for the company. In April 1999, the shareholders approved an amendment and restatement of the 1990 Plan to provide for an increase to 1,700,000 in the number of shares of the company's stock which are available for the granting of options. In June 1993, the shareholders approved a stock option plan (the 1993 Plan) for nonemployee directors of the company, covering 100,000 shares of common stock. The company accounts for both plans under the Accounting Principles Board Opinion No. 25, under which no compensation cost is recognized for options granted at fair market value. Had compensation cost for these plans been determined in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the company's net income and earnings per share (EPS) would have been reduced to the following pro forma amounts:

IN THOUSANDS EXCEPT PER SHARE DATA

		YEAR ENDED					
		2001		**2000**		**1999**	
Net Income:	As Reported	$	5,829	$	6,682	$	6,128
	Pro Forma		5,024		5,964		5,500
Diluted EPS:	As Reported	$	1.05	$	1.18	$	1.00
	Pro Forma		0.91		1.05		0.90

The company's Board of Directors, through its Stock Option and Compensation Committee, may grant options under the 1990 Plan. Grants under the 1993 Plan are nondiscretionary. The Committee has granted options (net of cancellations) for 1,289,083 shares through December 30, 2001 under the 1990 Plan and 87,000 shares have been granted under the 1993 Plan. Under both plans, the option exercise price equals the stock's market price on the date of grant. The 1990 Plan options are exercisable one year from the grant date in installments over a period of three years and expire after ten years. The 1993 Plan options are exercisable six months from the grant date and expire ten years after the grant.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants made in 2001, 2000 and 1999, respectively: risk-free interest rates of 3.62%, 5.74% and 5.85%; no expected dividend yields; expected lives of 8.0 years; expected volatility of 34%, 34% and 32%.

A summary of the status of the company's stock option plans at December 30, 2001, December 31, 2000, and January 2, 2000, and changes during the years then ended, is presented in the tables below:

SHARES IN THOUSANDS

	2001		2000		1999	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at beginning of year	841	$ 11.21	859	$ 11.54	769	$ 11.69
Granted	3	12.50	132	8.75	136	9.99
Exercised	(13)	10.05	(10)	8.75	(34)	8.53
Forfeited	(4)	12.74	(140)	11.08	(12)	12.62
OUTSTANDING AT END OF YEAR	827	11.22	841	11.21	859	11.54
Exercisable at end of year	703	11.60	570	11.64	556	11.27
Weighted average fair value of options granted		$ 5.73		$ 4.50		$ 5.04

As of December 30, 2001, the characteristics of the stock options under both plans were as follows:

	Ranges of Exercise Prices	
	$8.625-$12.875	**$13.00-$15.00**
Outstanding Options:		
Number	632,270	194,334
Weighted average exercise price	$ 10.40	$ 13.92
Weighted average remaining contractual life (in years)	5.7	6.6
Exercisable Options:		
Number	508,941	194,334
Weighted average exercise price	$ 10.71	$ 13.92
Nonexercisable Options:		
Number	123,329	-
Weighted average exercise price	$ 9.11	$ -

8. EMPLOYEE BENEFITS:

The company has a noncontributory defined benefit pension plan covering substantially all of the former employees of a former operation and certain employees of Sylvan Foods, Inc. and Sylvan America, Inc., wholly owned subsidiaries of the company. The company's funding policy is to contribute annually an amount that satisfies the minimum funding requirement under the Employee Retirement Income Security Act and that is also deductible for federal income tax purposes.

The accumulated benefit obligations at December 30, 2001 and December 31, 2000 were $30.1 million and $30.3 million, respectively, all of which were fully vested. The plan's assets consist primarily of U.S. government obligations, temporary deposits, common stocks and corporate obligations.

The plan's funded status and amounts recognized in the company's consolidated financial statements, together with certain accumulated postretirement medical benefit obligations, are set forth in the following tables:

IN THOUSANDS

	PENSION BENEFITS			OTHER BENEFITS		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 30,252	$ 30,109	$ 33,886	$ 985	$ 1,044	$ 716
Interest cost	2,174	2,176	2,132	69	71	71
Actuarial (gain) loss	-	302	(3,595)	(17)	(41)	357
Benefits paid	(2,341)	(2,335)	(2,314)	(106)	(89)	(100)
BENEFIT OBLIGATION AT END OF YEAR	**$ 30,085**	**$ 30,252**	**$ 30,109**	**$ 931**	**$ 985**	**$ 1,044**
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 33,849	$ 34,362	$ 33,867	$ -	$ -	$ -
Actual return on plan assets	(1,288)	1,822	2,809	-	-	-
Employer contributions	-	-	-	106	89	100
Benefits paid	(2,341)	(2,335)	(2,314)	(106)	(89)	(100)
FAIR VALUE OF PLAN ASSETS AT END OF YEAR	**$ 30,220**	**$ 33,849**	**$ 34,362**	**$ -**	**$ -**	**$ -**
Reconciliation of funded status:						
Funded status	$ 135	$ 3,597	$ 4,253	$ (931)	$ (985)	$ (1,044)
Unrecognized net actuarial loss	6,372	2,307	1,003	43	60	100
Unrecognized prior service cost	-	-	-	(49)	(56)	(61)
PREPAID (ACCRUED) BENEFIT LIABILITY	**$ 6,507**	**$ 5,904**	**$ 5,256**	**$ (937)**	**$ (981)**	**$ (1,005)**
Weighted-average assumptions as of October 31 of each fiscal year:						
Discount rate	7.50%	7.50%	7.50%	7.50%	7.50%	7.50%
Expected return on plan assets	9.00%	9.00%	9.00%	-	-	-
Components of net periodic pension cost (income):						
Interest cost	$ 2,174	$ 2,176	$ 2,132	$ 69	$ 71	$ 71
Expected return on plan assets	(2,778)	(2,824)	(2,755)	-	-	-
Amortization of prior service cost	-	-	-	(6)	(6)	(6)
Recognized net actuarial loss	-	-	52	-	-	5
NET PERIODIC BENEFIT COST (INCOME)	**$ (604)**	**$ (648)**	**$ (571)**	**$ 63**	**$ 65**	**$ 70**

IN THOUSANDS	PENSION BENEFITS			OTHER BENEFITS		
	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000	DEC. 30, 2001	DEC. 31, 2000	JAN. 2, 2000
Assumed health care cost trend:						
Initial trend rate				6.56%	6.95%	7.34%
Ultimate trend rate				5.00%	5.00%	5.00%
Year ultimate trend reached				2005	2005	2005

A one-percentage-point change in the assumed health care cost trend rates would have the following effects:

	ONE PERCENTAGE POINT INCREASE	ONE PERCENTAGE POINT DECREASE
Effect on total of service and interest cost components for 2001	$ 6	$ (5)
Effect on 2001 postretirement benefit obligation	80	(70)

Additionally, during 1999 certain hourly-paid workers at the company's Quincy Farms subsidiary became participants in a union-sponsored, collectively bargained, multi-employer pension plan to which the company makes contributions based on negotiated fixed amounts per hour per employee. Expenses recorded in connection with this plan for fiscal years 2001, 2000 and 1999 were $38,000, $30,000 and $33,000, respectively.

The collective bargaining agreement, dated January 21, 2001, with the union representing certain hourly workers of Quincy Farms contains a profit sharing bonus provision. The contract covers the 2001, 2002 and 2003 fiscal years. The bonus pool is calculated on Quincy's incremental operating income greater than base amounts. Expense recorded for this plan during 2001 was $85,000.

9. NATURE OF OPERATIONS AND BUSINESS SEGMENT INFORMATION:

Sylvan is a worldwide producer and distributor of products for the mushroom industry, specializing in spawn (the equivalent of seed for mushrooms) and spawn-related products and services, and is a major grower of fresh mushrooms in the United States. The company has two reportable business segments: Spawn Products, which includes spawn-related products, services and bioproducts, and Fresh Mushrooms. Spawn-related products include casing inoculum, nutritional supplements and disease-control agents. The Fresh Mushrooms Segment is comprised of Quincy Farms, a large, regional producer of fresh mushrooms.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The company evaluates the performance of each segment based on profit or loss from operations. The company accounts for intersegment sales at a transfer price that approximates an arms-length sale to an unrelated third party.

The company's reportable segments are strategic business units that offer different products and serve different customers. They are managed separately since each business requires different technology, techniques and marketing strategies.

IN THOUSANDS		SPAWN PRODUCTS SEGMENT	FRESH MUSHROOMS SEGMENT	TOTAL REPORTABLE SEGMENTS
Total Revenues	2001	$ 63,559	$ 23,621	$ 87,180
	2000	65,199	22,035	87,234
	1999	61,945	29,176	91,121
Intersegment Revenues	2001	$ 1,269	$ -	$ 1,269
	2000	1,287	-	1,287
	1999	1,280	-	1,280
Depreciation Expense	2001	$ 3,793	$ 1,549	$ 5,342
	2000	3,578	1,623	5,201
	1999	3,824	1,624	5,448
Operating Income	2001	$ 11,849	$ 2,642	$ 14,491
	2000	13,368	2,135	15,503
	1999	12,930	1,425	14,355
Net Fixed Asset Expenditures	2001	$ 6,330	$ 2,236	$ 8,566
	2000	5,191	911	6,102
	1999	7,171	487	7,658
Assets	2001	$ 79,700	$ 19,040	$ 98,740
	2000	76,462	21,565	98,027
	1999	79,166	23,385	102,551

Reconciliation to Consolidated Financial Data

IN THOUSANDS

	2001		2000		1999	
Revenues:						
Total for reportable segments	$	87,180	$	87,234	$	91,121
Elimination of intersegment revenues		(1,269)		(1,287)		(1,280)
TOTAL CONSOLIDATED REVENUES	**$**	**85,911**	**$**	**85,947**	**$**	**89,841**
Depreciation Expense:						
Total for reportable segments	$	5,342	$	5,201	$	5,448
Unallocated corporate expenses		33		32		58
TOTAL CONSOLIDATED DEPRECIATION EXPENSE	**$**	**5,375**	**$**	**5,233**	**$**	**5,506**
Operating Income:						
Total for reportable segments	$	14,491	$	15,503	$	14,355
Unallocated corporate expenses		(3,500)		(3,989)		(3,799)
TOTAL CONSOLIDATED OPERATING INCOME	**$**	**10,991**	**$**	**11,514**	**$**	**10,556**
Net Fixed Asset Expenditures:						
Total for reportable segments	$	8,566	$	6,102	$	7,658
Unallocated corporate expenditures		33		2		11
TOTAL CONSOLIDATED NET FIXED ASSET EXPENDITURES	**$**	**8,599**	**$**	**6,104**	**$**	**7,669**
Assets:						
Total for reportable segments	$	98,740	$	98,027	$	102,551
Prepaid pension asset from former operation		6,507		5,904		5,256
Unallocated corporate assets		1,843		1,843		1,688
TOTAL CONSOLIDATED ASSETS	**$**	**107,090**	**$**	**105,774**	**$**	**109,495**

Geographic Analysis of Net Long-Lived Assets

IN THOUSANDS

	United States		France		Netherlands		Other Foreign Countries		Total	
2001	$	26,161	$	9,219	$	4,457	$	14,439	$	54,276
2000		25,225		8,560		5,089		13,662		52,536
1999		25,669		8,683		5,624		14,273		54,249

Geographic Analysis of Revenues Based on Location of Customer

IN THOUSANDS

	United States		France		Netherlands		Other Foreign Countries		Total	
2001	$	40,660	$	6,779	$	8,880	$	29,592	$	85,911
2000		41,703		7,440		8,778		28,026		85,947
1999		43,543		8,037		9,822		28,439		89,841

Most of Sylvan's Fresh Mushrooms Segment sales in 2001 and 2000 were to C And C Carriage Mushroom Company. C And C began purchasing and marketing all of Quincy's production in January 2000. The $23.0 million and $20.8 million of fresh mushrooms purchased from Quincy represented 27% and 24% of Sylvan's consolidated net sales in 2001 and 2000, respectively. C And C is not affiliated with Sylvan or any of its subsidiaries and the purchase and marketing contract, dated January 14, 2000, carries an initial term of five years.

No other single customer accounted for 10% or more of Sylvan's sales during the years ended December 30, 2001, December 31, 2000 or January 2, 2000. The majority of the company's $13.1 million in trade accounts receivable are from regional mushroom growers and composters. Approximately $2.0 million of the receivable is due from C And C and is partially secured by a letter of credit for $1.25 million.

Sylvan sells its products to customers primarily in North America and Europe. Credit sales are also made to customers in Australia, Asia, Africa and South America. Many of these customers are privately held businesses with limited capital resources. The company performs ongoing credit evaluations of customers, and generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management's expectations.

10. RELATED-PARTY TRANSACTIONS:

During fiscal years 2001, 2000 and 1999, a nonemployee director's business interests purchased spawn and spawn-related products at fair market value totaling $589,000, $621,000 and $659,000, respectively. These business interests purchased mushrooms and services at fair market value totaling $5,000 in 2001 and $83,000 in 1999 in trading with the company's subsidiaries.

Report of Independent Public Accountants

To the Board of Directors and Shareholders of Sylvan Inc.:

We have audited the accompanying consolidated balance sheets of Sylvan Inc. (a Nevada corporation) and Subsidiaries as of December 30, 2001 and December 31, 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three fiscal years in the period ended December 30, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sylvan Inc. and Subsidiaries as of December 30, 2001 and December 31, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended December 30, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Pittsburgh, Pennsylvania
February 1, 2002

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

IN MILLIONS EXCEPT SHARE DATA

	FISCAL YEAR ENDED				
	2001	2000	1999	1998	1997
Income Statement Data:					
Net sales	$ 85.9	$ 85.9	$ 89.8	$ 89.8	$ 81.6
Operating income	11.0	11.5	10.6	11.1	11.5
Net income	5.8	6.7	6.1	6.3	6.5
Net income per common share - basic	1.06	1.18	1.00	0.98	1.01
Net income per common share - diluted	1.05	1.18	1.00	0.97	1.01
Weighted average shares - basic	5,500,799	5,658,860	6,112,007	6,440,287	6,395,971
Weighted average shares - diluted	5,551,673	5,665,974	6,130,694	6,533,740	6,406,544
Earnings before interest, taxes, depreciation and amortization (EBITDA)	$ 17.2	$ 17.4	$ 16.9	$ 16.9	$ 16.5
Balance Sheet Data:					
Total assets	$ 107.1	$ 105.8	$ 109.5	$ 102.6	$ 93.7
Long-term debt and other long-term liabilities	45.5	47.7	51.8	38.4	36.4
Shareholders' equity	50.9	49.5	47.2	50.3	44.0
Working capital	23.2	23.0	22.8	18.9	16.9
Net cash provided by operations	10.7	9.7	13.0	10.2	10.4
Net cash used in investing	8.7	6.2	12.2	9.8	11.6
Net cash (used in) provided by financing	(1.8)	(5.2)	1.4	0.1	4.1
Cash dividends per common share	-	-	-	-	-

QUARTERLY RESULTS OF OPERATIONS

UNAUDITED, IN THOUSANDS EXCEPT SHARE DATA

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
2001:				
Net sales	$ 20,881	$ 21,074	$ 21,848	$ 22,108
Gross profit	8,969	8,880	8,955	9,289
Net income	1,177	1,372	1,508	1,773
Net income per common share - basic	0.21	0.25	0.27	0.33
Net income per common share - diluted	0.21	0.25	0.27	0.32
Weighted average shares - basic	5,517,556	5,522,172	5,523,618	5,439,849
Weighted average shares - diluted	5,552,575	5,580,688	5,584,890	5,485,552
2000:				
Net sales	$ 22,459	$ 20,740	$ 20,988	$ 21,762
Gross profit	10,184	9,229	9,290	9,310
Net income	1,414	1,296	1,586	2,388
Net income per common share - basic	0.25	0.23	0.28	0.42
Net income per common share - diluted	0.25	0.23	0.28	0.42
Weighted average shares - basic	5,690,424	5,663,883	5,666,718	5,614,415
Weighted average shares - diluted	5,690,424	5,666,211	5,672,815	5,621,674

DIRECTORS

Dennis C. Zensen
Chairman

William L. Bennett
Vice-Chairman
PlanVista Corporation

Monir K. Elzalaki
President
Sylvan America, Inc.

Virgil H. Jurgensmeyer
Chairman
J-M Farms, Inc.

Nelson Obus
President
Wynnefield Capital, Inc.

OFFICERS

Dennis C. Zensen
Chairman, President and Chief Executive Officer

Donald A. Smith
Chief Financial Officer

Fred Y. Bennitt
Secretary/Treasurer

Monir K. Elzalaki
President, Sylvan America, Inc.

Gregory J. Verhagen
President, Quincy Farms

Gary D. Walker
President, Sylvan Bioproducts, Inc.

Michael A. Walton
Managing Director, Sylvan Europe

CORPORATE INFORMATION

Annual Meeting
The annual meeting of Sylvan's shareholders will be held at 10:00 a.m. on Thursday, May 30, 2002, at the Swissôtel New York - The Drake, 440 Park Avenue at 56th Street, New York, New York.

Annual Report/Form 10-K
Individuals wanting additional copies of this report and copies of Sylvan's 2001 Form 10-K report to the Securities and Exchange Commission should make requests in writing to: Investor Relations, Sylvan Inc., P.O. Box 249, Saxonburg, PA 16056-0249.

Transfer Agent
Sylvan's transfer agent and registrar is Mellon Investor Services LLC, P.O. Box 3315, South Hackensack, NJ 07606-1915, 800-851-9677. www.mellon-investor.com.

Independent Public Accountants
Sylvan's independent public accountants are Arthur Andersen LLP, 2100 One PPG Place, Pittsburgh, PA 15222, 412-232-0600.

Share Price Information
Sylvan's common stock is traded on The Nasdaq Stock Market under the symbol "SYLN." Set forth below are the high and low sales prices for Sylvan's common stock for the indicated years as reported by The Nasdaq Stock Market.

2001	High Price	Low Price
1st Qtr.	$ 15.00	$ 9.13
2nd Qtr.	13.00	11.00
3rd Qtr.	13.15	11.31
4th Qtr.	12.00	10.85

2000	High Price	Low Price
1st Qtr.	$ 10.00	$ 7.56
2nd Qtr.	10.25	7.94
3rd Qtr.	10.75	8.44
4th Qtr.	10.00	8.00

Trademarks
Sylvan, Somycel and Hauser are registered trademarks of Sylvan Inc. or its subsidiaries in the United States and other countries.

SYLVAN INC. www.sylvaninc.com
333 Main Street, P.O. Box 249, Saxonburg, PA 16056-0249